Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					24 Weeks Ended
	Dec.31,	Dec.30,	Dec.29,	Jan.3,	Jan.2,	June 20,	June 19,
(In thousands, except ratios)	2005	2006	2007	2009	2010	2009	2010

Fixed Charges:
Interest expense on Indebtedness	$27,877	30,840	28,088	26,466	24,372	11,144	10,624

Rent expense (1/3 of total rent expense)	10,386	9,966	9,057	9,496	10,318	4,708	4,644

Total fixed charges	$38,263	40,806	37,145	35,962	34,690	15,852	15,268

Earnings:
Income (loss) before provision for income taxes	$63,721	(21,689)	53,015	53,791	23,750	33,640	31,296

Fixed charges	38,263	40,806	37,145	35,962	34,690	15,852	15,268

Total earnings	$101,984	19,117	90,160	89,753	58,440	49,492	46,564

Ratio	2.67x	0.47x	2.43x	2.50x	1.68x	3.12x	3.05x

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